

April 18, 2023

Timothy D. Boswell
President and Chief Financial Officer
WillScot Mobile Mini Holdings Corp.
4646 E Van Buren St. , Suite 400
Phoenix , Arizona 85008

>   **Re: WillScot Mobile Mini Holdings Corp.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **Filed February 22, 2023**
>   **File No. 001-37552**

Dear Timothy D. Boswell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations
Business Segment Results, page 41

1.   In future filings please quantify, discuss, and analyze changes in consolidated costs of leasing and services and consolidated costs of sales and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please consider quantifying and discussing the significant components of these costs to the extent material. Please provide to us in your response your proposed revisions as they would apply to your current presentation.

2. We note that you have not included a comparative discussion of your Storage Segment's results of operations for the Years Ended December 31, 2021 and 2020. Please advise.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services